SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

世達國際律師事務所

JING AN KERRY CENTRE, TOWER II 46TH FLOOR 1539 NANJING WEST ROAD SHANGHAI 200040, CHINA TEL: (86-21) 6193-8200 FAX: (86-21) 6193-8299 www.skadden.com	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON
September 25, 2019	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SINGAPORE TOKYO TORONTO

Confidential

Mr. Joseph McCann

Ms. Christine Westbrook

Mr. Kevin Vaughn

Mr. Franklin Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange

Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Huize Holding Ltd (CIK No. 0001778982)
Registration Statement on Form F-1 (File No. 333-233614)
Response to the Staff’s Comment Letter Dated September 13, 2019

Dear Mr. McCann, Ms. Westbrook, Mr. Vaughn and Mr. Wyman:

On behalf of our client, Huize Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 13, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

September 25, 2019

To facilitate the Staff’s review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on September 4, 2019, as well as two copies of the filed exhibits.

In addition, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about October 4, 2019 and launch the road show in connection with the offering shortly thereafter. The Company would greatly appreciate the Staff’s prompt feedback to this filing.

Registration Statement on Form F-1 filed on September 4, 2019

Prospectus Summary

The Offering

Lock Up, page 10

1.

We note your disclosure that you have instructed the Depositary not to accept the deposit of common shares or issue any ADSs for 180 days after the date of the prospectus. Please expand your disclosure to explain the impact of this instruction on purchasers in this offering. For example, please clarify whether purchasers will be unable to withdraw common shares and re-deposit such shares in exchange for ADSs.

The Company respectfully advises the Staff that the instruction it will give the Depositary will only apply to the shares held by the Company’s shareholders, directors, officers and pre-IPO share incentive awards holders, and will not affect purchasers in this offering. In response to the Staff’s comment, the Company has removed such disclosure from the Prospectus Summary on page 10 of the Registration Statement to avoid confusion, and revised the disclosures on pages 198 and 208 of the Registration Statement to further explain the impact of this instruction to the Depositary on purchasers in this offering.

Business

Our Online Platform

Our Insurer Partners, page 129

2.

We note your response to the final bullet point of prior comment 2 and refer to the contract provision contained at the top of the final page that you submitted. With a view to disclosure, please explain to us why you believe that this particular contractual provision is not material to investors. In addition, to the extent that this type of contractual provision is typical to your arrangements, please revise the prospectus disclosure at the bottom of page 129 to discuss these provisions or advise.

In response to the Staff’s comment, the Company has revised disclosure on pages 132 and 133 of the Registration Statement.

General

3.	With respect to your front cover artwork, please:

•

Revise your presentation to clarify that you are an insurance broker and not an insurance underwriter. In this regard, your quantification of insurance products and insurance clients suggest that you may be acting in an underwriting capacity.

•	Revise or remove the lower five graphics to avoid giving undue prominence to sales and revenues without regard to expenses and net income.

Securities and Exchange Commission

September 25, 2019

For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Forms, Question 101.02.

In response to the Staff’s comments regarding the prospectus artwork, the Company has revised the artwork accordingly.

*        *         *

Securities and Exchange Commission

September 25, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +86 21 6193 8210 or via e-mail at haiping.li@skadden.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Cunjun Ma, Chairman of the Board of Directors and Chief Executive Officer

Tracey Chow, Director and Co-Chief Financial Officer, Huize Holding Limited

Minghan Xiao, Co-Chief Financial Officer, Huize Holding Limited

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP